April 23, 2019	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
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VIA EDGAR AND OVERNIGHT DELIVERY

Tonya K. Aldave, Esq.

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Galera Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted March 15, 2019

CIK No. 0001563577

Dear Ms. Aldave:

On behalf of Galera Therapeutics, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 11, 2019 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

April 23, 2019

Overview, page 1

1.

Regarding the last sentence of the first paragraph, please clarify or otherwise emphasize that, to date, the FDA has not approved GC4419 for any indication. Please make conforming revisions, as necessary, throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 83, 97 and 106 of the Registration Statement.

Background on Superoxide Dismutases and Our Dismutase Mimetics, page 2

2.

In the last sentence of the second paragraph please clarify, if true, that you are developing dismutase mimetics to have the essential features you note. In this regard, we note the FDA has not yet approved any of your product candidates as being safe and effective for any indication. Please make conforming revisions, as necessary, throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 103 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 7

3.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418(b) under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Risk Factors, page 12

4.

Please add risk factor disclosure addressing the risks to investors posed by the exclusive forum provision in your fifth amended and restated certificate of incorporation. Please note that we may have additional comments once you file the certificate of incorporation and we review it.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Registration Statement.

April 23, 2019

Use of Proceeds, page 72

5.

We note your disclosure that you intend to use net proceeds to fund the clinical development of GC4419 and GC4711. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement. The Company respectfully advises the Staff that it will further update this disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use and how far in the development of each of the listed clinical trials the Company expects to reach with the proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share Based Compensation

Estimating the Value of Common Stock, page 92

6.

Please revise your disclosure to include the dates the common stock valuations were performed, as well as the estimated fair value of your common stock as determined by a third party valuation and BOD consideration of the objective and subjective factors described at page 92.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement.

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

April 23, 2019

Choice of Forum, page 155

8.

We note that your forum selection provision will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Registration Statement to clarify that the forum selection provision will not apply to actions arising under the Exchange Act. The Company respectfully advises the Staff that it will also ensure the exclusive forum provision in its governing documents state this clearly.

Notes to Consolidated Financial Statements

10. Stock Based Compensation, page F-18

9.	Please disclose the policy choice made for either estimating expected forfeitures or recognizing forfeitures as they occur. Refer to ASC paragraph 718-10-50-2(m).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Registration Statement.

April 23, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

J. Mel Sorensen, M.D., President and Chief Executive Officer, Galera Therapeutics, Inc.

Peter Handrinos, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP